Exhibit 3.1

DIMI TELEMATICS INTERNATIONAL, INC.
CERTIFICATE OF AMENDMENT
TO
ARTICLES OF INCORPORATION FOR NEVADA PROFIT CORPORATIONS
(Pursuant to NRS 78.385 and 78.390)

1. The articles have been amended as follows:

Article III is hereby amended to read as follows:

The number of shares of Common Stock the corporation is authorized to issue is 800,000,000 shares with a par value of $0.001 per share and 50,000,000 shares of preferred stock with a par value of $0.001.

Effective on February22, 2014 (the “Effective Time”), each one hundred (100) shares of Common Stock (“Old Stock”) issued and outstanding or reserved for issuance, shall automatically without action by the holder thereof, be changed and reclassified into one (1) share of fully-paid and non-assessable Common Stock (“New Stock”) and each certificate which prior to the Effective Time represented one hundred (100) shares of the Old Stock shall, from and after the Effective Time be deemed to represent one (1) share of the New Stock. Any owner of less than a single full share of New Stock shall be entitled to receive the next highest number of full shares of New Stock in lieu of such fractional interest.

2. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is approximately 66.64%.

3. Effective date of filing: February 21, 2014

4. Signature:

  /s/ Barry Tenzer

Barry Tenzer, President